Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 28, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Marketfield Fund (S000018259)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 7, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 178 to its registration statement, filed on behalf of its series, Marketfield Fund (the “Fund”).  PEA No. 178 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 25, 2010 for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 190 under Rule 485(b) with the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Comments

1.
Staff Comment:  If the Fund will be incorporating information into the Fund’s summary prospectus by reference, to the extent allowed by Form N-1A, please provide the legend with respect to incorporation by reference that will be included in the summary prospectus for the Staff’s review.

Response:  The Trust states that if the Fund determines to use the summary prospectus in the future, it will include the following legend:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund, including its statement of additional information, online at http://www.marketfield.com/mktfldforms.htm.  You may also obtain this information at no cost by calling (212) 514-2357 or by sending an email request to enicoll@marketfield.com.  The Fund’s prospectus and statement of additional information, both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.”

Prospectus – Summary Section – Fees and Expenses of the Fund

2.	Staff Comment: Please include a line item in the “Fees and Expenses of the Fund” table for “Total Other Expenses.”

Response:  The Trust provides the total other expenses amount in the “Other Expenses” line item and then includes subcaptions to identify the expenses included in “Other Expenses” as shown in the table below.  The Trust suggests this as an alternative to creating a new “Total Other Expenses” line item in accordance with Item 3, Instruction 3(c)(iii) of Form  N-1A.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a percentage of amount redeemed on shares held 60 days or less)	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		1.40%
Other Expenses		1.18%
Dividends on Short Positions and Tax Expenses	0.35%
Income Tax Expenses	0.33%
Remainder of Other Expenses	0.50%
Acquired Fund Fees and Expenses		0.08%
Total Annual Fund Operating Expenses(1)		2.66%
Less: Fee Waiver/Expense Reimbursement		0.15%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)		2.51%

(1)
Total Annual Fund Operating Expenses do not correlate to the Ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this Prospectus, because acquired fund fees and expenses are not included in the ratio.

(2)
Pursuant to an operating expense limitation agreement between the Fund’s investment adviser, Marketfield Asset Management, LLC (the “Adviser”) and the Fund, the Adviser has agreed to waive its management fees and/or to reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of income tax expenses, dividends on short positions and acquired fund fees and expenses) do not exceed 1.75% of the Fund’s average annual net assets, at least through August 31, 2011 and for an indefinite period thereafter, subject to annual reapproval of the agreement by the Board of Trustees of the Trust (the “Board of Trustees”).  This operating expense limitation agreement may be terminated at any time by, or with the consent of, the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees that it waived and Fund expenses that it paid.

3.
Staff Comment:  Please confirm that the operating expense limitation agreement, as discussed in footnote (2) to the table, will remain in place for a period of at least one year from the effective date of the Fund’s registration statement.

Response:  The Trust notes that the term of the Fund’s operating expense limitation agreement has been extended to August 31, 2011, which is at least one year from the effective date of the Fund’s registration statement.  The Trust further responds by revising footnote (2) to the table accordingly.

4.	Staff Comment: Please confirm that the numbers shown in the Example reflect the Fund’s operating expense limitation agreement for only the one-year period.

Response:  The Trust confirms that the numbers shown in the Example reflect the terms of the Fund’s operating expense limitation agreement for only the one-year period.

Prospectus – Summary Section – Principal Investment Strategies

5.
Staff Comment:  With respect to the last sentence of the first paragraph in this section, please revise to clarify in plain English what is meant by “macroeconomic conditions” and “corporate earnings at a macroeconomic level.”

Response:  The Trust has added the following sentence to the first paragraph: “A macroeconomic strategy focuses on broad trends and is generally distinguished from a strategy that focuses on the prospects of particular companies or issuers.”

6.	Staff Comment: Please disclose in this section the specific types of equity securities in which the Fund may invest.

Response:  The Trust has revised the disclosure in this section as follows:

“The Fund’s equity securities investments may include common and preferred stocks of U.S. companies of any size.  In addition, the Fund may invest up to 50% of its net assets in equity or fixed-income options, futures contracts and convertible securities and may invest up to 30% of its net assets in swap agreements.  Additionally, with respect to 30% of the Fund’s net assets, the Fund may engage in short sales of index-related and other equity securities to reduce its equity exposure or to profit from an anticipated decline in the price of the securities sold short.

The Fund may invest up to 50% of its net assets in equity securities of foreign companies, including up to 35% of its net assets in securities issued by corporation or governments located in developing or emerging markets.”

7.	Staff Comment: Please disclose any market capitalization limitations on the companies in which the Fund may invest.

Response:  The Trust notes that the disclosure in this section has been revised to clarify that the Fund’s equity securities may include stocks of U.S. and foreign companies of any size.

8.	Staff Comment: Please include disclosure in this section describing how the Fund’s investment adviser selects individual equity securities and fixed-income securities for purchase and sale.

Response:  The Trust has added the following disclosure in this section:

“Security selection for the Fund is driven by the Adviser’s “top-down” analysis of economic issues, investor sentiment and investment flows.  Once the Adviser has identified a theme that either benefits or disadvantages a specific sector or country, it seeks to implement an investment strategy that is appropriate for the Fund.  In some cases, the Adviser utilizes a sector- or country-specific ETF that offers exposure to a broad range of securities.  In other situations, the Adviser may select a single issue that is perceived to be particularly germane to a specific concern or a small group of issues with characteristics that match the goal of creating portfolio exposure to a macroeconomic theme.”

9.	Staff Comment: Please clarify whether there is any limit on the level of assets the Fund may invest in either equity or fixed-income securities.

Response:  The Trust has added the following statement to the first paragraph of this section:

“The Adviser may allocate the Fund’s investments between equity and fixed-income securities at its discretion, without limitation.”

10.	Staff Comment: Please clarify in this section the extent to which the Fund may invest in zero-coupon bonds, which are discussed in the “Principal Risks” section.

Response:  The Trust has added the following sentence to this section:

“The Fund may also invest in zero-coupon bonds, without limitation.”

11.	Staff Comment: Please clarify in this section that disclosure relating to the Fund’s investments in high-yield securities may also be referred to as “junk bonds.”

Response:  The Trust has added a parenthetical to the applicable disclosure to clarify that high-yield securities are commonly referred to as “junk bonds.”

Prospectus – Summary Section – Principal Risks

12.	Staff Comment: Please add a discussion of the Fund’s failure to qualify as a regulated investment company during the Fund’s 2009 tax year to the “Tax Risk” disclosure.

Response: The Trust has revised the “Tax Risk” disclosure to read as follows:

“The Fund did not qualify to be taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) for the Fund’s short tax year beginning June 1, 2009 and ending December 31, 2009, and instead the Fund was taxed for that short period as a C corporation.  A C corporation does not qualify for the pass-through tax treatment accorded a RIC but instead is taxed (at the standard federal corporate income tax rate, currently up to 35%, plus any applicable state or local taxes) to the extent of its income and net capital gains, if any.”

Prospectus – Summary Section – Performance

13.
Staff Comment:  With respect to the statement that “Return After Taxes on Distributions and Sale of Fund Shares may be higher than other return figures when a net capital loss occurs upon the redemption of Fund shares,” please include this statement only it is true for the Fund in the current year.

Response: The Trust responds by removing this statement.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

14.
Staff Comment:  Please clarify in plain English what is meant by the statement that “the Adviser selects the Fund’s investments using macroeconomic analysis and by seeking value in investment opportunities consistent with generating an absolute return.”

Response: The Trust has revised the relevant paragraph to read, in pertinent part, as follows:

“The Adviser selects the Fund’s investments using macroeconomic analysis and by seeking value in investment opportunities consistent with generating an absolute return.  An absolute return differs from a relative return because it is concerned with the return of a particular asset over a given period of time rather than in comparison to any other measure or benchmark.  Macroeconomic analysis focuses on broad trends and is generally distinguished from a strategy that focuses on the prospects of particular companies or issuers.”

15.
Staff Comment: With respect to the disclosure under the sub-heading entitled “Temporary Defensive Positions or Cash Investments,” please consider removing the second paragraph, or clarify how the Fund may hold substantial cash positions for longer periods of time and still comply with the Fund’s investment objective and principal investment strategies.

Response: The Trust has removed the second paragraph entirely.

Prospectus – Tax Matters

16.	Staff Comment: Please include in this section a discussion of the consequences to shareholders from the Fund’s C corporation tax status for the 2009 fiscal year.

Response: The Trust has added the following disclosure to this section:

“The following discussion applies to the Short Tax Year.  The Fund was not subject to the annual distribution requirements applicable to RICs, nor was it subject to the excise taxes that specifically apply to RICs.  The Fund owed federal income taxes on its federal taxable income at the standard federal corporate income tax rates (up to 35% for 2009).  The Fund did not distinguish, for the purpose of federal corporate income taxes, its net capital gains from its net investment income and owed taxes on such gains and income at the same tax rate.  The Fund was not permitted to deduct any dividends paid to shareholders in computing its federal taxable income.  As a C corporation, the Fund was eligible to use ordinary losses to offset net capital gains.  Although the Fund was eligible to carry forward and carry back net operating losses, such losses could not be carried back to any year that the Fund was taxable as a RIC, which included all prior tax years of the Fund.  The Fund’s net asset value was reduced by $132,908 by reason of the federal income taxes (not including any applicable state or local income taxes) that it paid for the Short Tax Year.”

17.	Staff Comment: Please fix the typographical error in the second to last paragraph in this section.

Response: The Trust has corrected the typographical error.

SAI – Management of the Fund

18.	Staff Comment: Please include the new disclosures required under Item 17 of Form N-1A in the Fund’s 485(b) filing.

Response:  The Trust notes that the new disclosures required under Item 17 of Form N-1A have been included in this section under the subheadings “Board Leadership Structure,” “Trustees and Officers” and “Trustee Qualifications.”

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers